

December 24, 2013

Via E-mail
Shaun A. Burke
President and CEO
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, MO 65807

> Re: **Guaranty Federal Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-191440**

Dear Mr. Burke:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   File all remaining exhibits with your next amendment and ensure that the majority of your board of directors has either signed the registration statement or had it signed for them on their behalf.

Prospectus Cover Page

2.   Revise to limit the risk factor reference to those risk factors in the Prospectus. If any of the other referenced risks are not in the Prospectus, revise to so include or advise us why they should not be included.

Shaun A. Burke
Guaranty Federal Bancshares, Inc.
December 24, 2013
Page 2

<u>Summary, page 1</u>

3.   We note your response to previous comment 5 in our letter, dated October 21, 2013, and
        reissue. Revise to disclose that real estate lending is the most significant portion of you
        loan portfolio and accounted for more than a third of all loans outstanding by value, as of
        September 30, 2013. Further revise to quantify the "historical levels" of loan losses and
        specify the "few disparate asset issues" that remain outstanding to which you refer.

<u>Risk Factors, page 9</u>

4.   We note your response to previous comment 7 in our letter, dated October 21, 2013, and
        reissue in part. Revise the subheading and content of the second risk factor on page 9 of
        your revised registration statement to include the disclosure requested by the second
        sentence of comment 3. Otherwise, supplementally confirm that you no longer believe
        the relative significance of real estate loans in your loan portfolio is a material risk to
        investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

                                 Sincerely,

                                 /s/ Michael Clampitt

                                 Michael Clampitt
                                 Senior Counsel

Cc: <u>Via E-Mail</u>
        Craig A. Adoor, Esq.